Exhibit 99.1
FOR IMMEDIATE RELEASE
Release of Initial Operating Statistics for City of Dreams
New York, Thursday, July 2, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced initial operating statistics for City of Dreams, its new urban integrated entertainment resort that opened on June 1.
Visitation trends continue to provide a solid foundation for City of Dreams. Visitation at City of Dreams has remained consistently strong since opening on June 1, 2009. For the month of June, City of Dreams attracted approximately 1.2 million visitors or approximately 41,000 visitors per day on average.
Rolling chip performance at City of Dreams demonstrated significant week to week sequential improvement during the initial month of operations, in accordance with our plans to scale this segment of business after the first few weeks of operation. Total rolling chip volume in June was approximately US$1.94 billion, with rolling chip volume in the last week of the month totaling approximately US$0.73 billion. The average number of rolling chip gaming tables in operation at City of Dreams in June was approximately 127.
City of Dreams generated approximately US$100 million of mass market table games drop in June. Mass market table games drop in the last week of the month was approximately 12% higher than that generated in the first week of operations. On average, 376 mass market gaming tables were in operation at City of Dreams in June.

Gaming machine handle (volume) was approximately US$81 million in June. There were approximately 1,320 gaming machines in operation at City of Dreams, on average, during this period.
City of Dreams’ mass market table games hold percentage was within the targeted range of 16%-18% in June, but the rolling chip hold percentage was approximately 0.8%, well below our target of 2.85%.
Total rolling chip volume in June at Altira Macau was US$2.76 billion. The rolling chip hold percentage at Altira was significantly below normal at approximately 2.0%.
Normalizing our gaming revenue to reflect the target rolling chip hold percentage at both properties, we estimate that our company-wide market share of gross gaming revenues for June would have been approximately 15%.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com